Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Pier 1 Imports, Inc. (the Company) for the registration of $165,000,000 Convertible Senior Notes due 2036 and 15,207,373 shares of its common stock and to the incorporation by reference therein of our reports dated April 25, 2006, with respect to the consolidated financial statements of the Company, the Company management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of the Company, included in its Annual Report (Form 10-K) for the year ended February 25, 2006, filed with the Securities and Exchange Commission.
/s/ Ernst & Young
June 9, 2006